Press release

Successful Annual General Meeting of Hypo Real Estate Holding AG

- **Group to pay higher dividend of EUR 1.50 per share**
- **Forecasts for 2007 confirmed**
- **Thomas Quinn: New member of the Supervisory Board**
- **Georg Funke: "Starting from a position of strength, the Hypo Real Estate Group will gradually develop into an Asset Finance House"**

Munich, 23 May 2007: At today's Annual General Meeting, the shareholders of Hypo Real Estate Holding AG have backed the Management Board's strategy of developing the group into an Asset Fance House. The shareholders have approved all proposed resolutions. The group is to pay a dividend of EUR 1.50 per share for the successful performance in financial 2006. This is equivalent to an increase of 50 % compared with the previous year (EUR 1.00 per share). Overall, EUR 201.1 million, and thus approx. 47% of adjusted consolidated net income after taxes, will be paid out to shareholders.

Thomas Quinn: New member of the Supervisory Board

Thomas Quinn (54) is a new member of the Supervisory Board of Hypo Real Estate Holding AG. He is the head of UBS Real Estate Investment Banking. Mr. Quinn has replaced Robert Mundheim, who stepped down from his position on the Supervisory Board on 31 January 2007. The Annual General Meeting also confirmed Dr. Frank Heintzeler (67) as a member of the Supervisory Board; he had originally been appointed on 14 November 2006 pursuant to a resolution of the Munich local court for the deceased Dr. Ferdinand Graf von Ballestrem.

Forecasts for 2007 confirmed

At the Annual General Meeting, the Management Board had confirmed the forecasts for financial 2007: Consolidated net income before taxes is expected to be at least EUR 680 million, and will thus increase by a around 20% or more. Return on equity after taxes is expected to be in a range of 11 to 12% (2006: 9.9%).

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Georg Funke, CEO of Hypo Real Estate Holding AG: "The Hypo Real Estate Group has continued its successful track record, and in 2006 has again demonstrated its inherent potential. We have started a new phase of development in 2007: We are expanding our value chain and are developing new sources of income by ensuring that the group gradually moves from being a pure real estate financier and becomes a more broadly based Asset Finance House. Our highly motivated team with its international expertise will consistently drive this process forward."

1.900 Shareholders at the fourth Annual General Meeting

Overall, approx. 1.900 shareholders attended the fourth Annual General Meeting of the DAX-listed company. As was the case last year, the Annual General Meeting was held in the International Congress Center (ICM) in Munich. The primary presence amounted to 54,49% of share capital.

The shareholders have approved the proposed resolutions. In the case of item 6 on the agenda (resolution regarding the authorisation to purchase and use treasury shares in accordance with section 71 (1) no. 8 AktG), the Management Board has considered the comments of few shareholders ahead of the Annual General Meeting, and confirmed that the authorisation resulting from item 6 on the agenda will be used only subject to the following restrictions:

- If treasury shares are purchased within the framework of a public offer directed to all shareholders or by way of a public invitation to submit an offer, the Management Board will utilise the proposed authorisation only if the offer price does not differ by more than 10% from the relevant market price – as defined in accordance with the authorisation.
- When using treasury shares, the Management Board will only utilise the possibility of excluding the pre-emptive right of shareholders up to a limit of 5% of the share capital.

Note for editors

- Details for voting results are set out in the following table.
- The CVs and photos of the members of the Supervisory Board Dr. Frank Heintzeler and Thomas Quinn can be downloaded from the following address www.hyporealestate.com/Presse/Pressemappen .

A) Voting results of the Annual General Meeting on 23 May 2007

Item on agenda	No votes	Yes votes
2. Resolution regarding the appropriation of cumulative profits	1.011	72.926.721 (99.99%)
3. Resolution regarding approval of the actions of the members of the Management Board for the financial 2006	2.385	72.909.340 (99.99%)
4. Resolution regarding approval of the actions of the members of the Supervisory Board for the financial 2006	5.791	72.907.929 (99.99%)
5A. Supplementary elections to the Supervisory Board (Dr. Frank Heintzeler)	33.134	72.892.787 (99.95%)
5B. Supplementary elections to the Supervisory Board (Thomas Quinn)	31.461	72.894.995 (99.96%)
6. Resolution regarding authorisation to purchase and use treasury shares in accordance with section 71 (1) no. 8 AktG	1.136.158	71.211.506 (98.43%)
7. Election of the auditor of the financial statements, the auditor of the consolidated financial statements as well as the auditor for the critical review of the consolidated interim financial report for financial 2007	56.522	72.792.645 (99.92%)

B) Primary presence: 54.49 % of share capital represented

Press contact:

Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

Hypo Real Estate
HOLDING

Share Number: 802770
ISIN: DE 000 802 770 7

Hypo Real Estate Holding AG Dividend Announcement

At the Annual General Meeting of the Hypo Real Estate Holding AG, held on 23rd May 2007, it was decided to pay a dividend of 1,50 € per share from the net profit for the financial year 2006.

The dividend is payable on 24th May 2007. A 20% capital gains tax and 5.5% solidarity surcharge on the capital gains tax will be deducted from the dividend payment (total 21.1%). Those shareholders who are liable to German tax can deduct the capital gains tax against their set tax amount when completing the assessment for income or corporate income tax. Likewise, solidarity surcharges can be credited against the set solidarity surcharge. A tax refund claim is not linked to a dividend payment.

Exempt from the capital gains and solidarity surcharge deductions are domestic shareholders who have submitted a certificate of exemption (non-assessment note) from their local tax authorities to their domestic depositary banks. This also applies to shareholders who have submitted a capital gains exemption order- as long as the exemption volume is sufficient.

In the case of shareholders who are taxable in Germany the dividend is subject to the so-called 'Half-Income-Method' (*Halbeinkünftverfahren*). This approach was introduced within the scope of the new law on tax rate reduction and corporate tax reform („*Gesetz zur Senkung der Steuersätze und zur Reform der Unternehmensbesteuerung*") which came into effect on 23 October 2000.

Dividend payments to the depositary banks will be made via Clearstream Banking AG.

Munich, 24th May 2007

The Management Board

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